April 20, 2012	Lauren B. Prevost
VIA EDGAR	404-504-7744
lprevost@mmmlaw.com
Ms. Sonia G. Barros	www.mmmlaw.com

Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT II, Inc.

Post-Effective Amendment to Registration Statement on Form S-11

Filed March 28, 2012

File No. 333-158111

Dear Ms. Barros:

On behalf of Griffin-American Healthcare REIT II, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 4, 2012 in connection with Post-Effective Amendment No. 15 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-158111), as filed on March 28, 2012 in accordance with the Securities Act of 1933, as amended (the “Securities Act”).

General

1.	Please provide us an analysis as to how the following communications comply with Section 5(b)(1) of the Securities Act:

•	Messrs. Prosky’s and Hanson’s statements in the March 26, 2012 article on GlobeSt.com, and

•	January 17, 2012 press release, in particular Mr. Prosky’s statements.

We note that both of these communications contain information about the registered offering and therefore are excluded from the safe harbors of Securities Act Rules 168 and 169.

Response: The Company acknowledges that certain statements attributed to Messrs. Prosky and Hanson in the GlobeSt.com article could be considered to be an offer of the Company’s securities and, accordingly, the Company filed a free-writing prospectus relating to the GlobeSt.com article on April 11, 2012, under Rule 433(f) under the Securities Act. The Company respectfully submits that the GlobeSt.com article, including the comments attributed to Messrs. Prosky and Hanson therein, is a free writing prospectus that satisfies the conditions of Section 10(b) of the Securities Act for purposes of Section 5(b)(1) of the Securities Act, effective April 11, 2012.

Phone: 404.233.7000 | www.mmmlaw.com

1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326

Atlanta — Beijing — Raleigh-Durham — Savannah — Taipei — Washington, DC

MORRIS, MANNING & MARTIN, LLP

Ms. Sonia G. Barros, Special Counsel

Securities and Exchange Commission

April 20, 2012

The Company’s January 17, 2012 press release relating to the Company’s acquisition of eleven new healthcare facilities was not intended to be an offer of securities, however certain statements made in the press release relating to the registered offering disqualify the January 17, 2012 press release from the Rule 168 safe harbor. The January 17, 2012 press release also was furnished to prospective investors in investor kits for a short period of time following its release. The Company respectfully notes that all investor kits that contained a copy of the January 17, 2012 press release also contained a copy of the prospectus. The Company also respectfully notes that it is aware of the Staff’s guidance to the non-traded REIT industry relating to public communications (given to the members of the Legal & Regulatory Committee of the Investment Program Association via teleconference on February 7, 2012) and no longer includes the press release in its investor kits.

The Company does not know the amount of its shares of common stock, if any, that were purchased from persons who received either the GlobeSt.com article or the January 17, 2012 press release before receiving a copy of the prospectus. However, given the fact that the GlobeSt.com article was available over the Internet for approximately 14 days prior to the Company’s free-writing prospectus filing, and given the fact that the January 17, 2012 press release was accompanied by a prospectus when it was distributed in investor kits, the Company believes that the likelihood of liability relating to a Section 5 violation is remote. Nonetheless, because the Company cannot quantify the risk of liability associated with a potential Section 5 claim, the Company has determined that it will supplement its prospectus to include a risk factor substantially in the form attached hereto as Exhibit A.

The Company acknowledges that, should the Commission or the Staff, acting through delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment, that the action of the Commission or the Staff, acting through delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment, and that the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: Cora Lo, Esq.

EXHIBIT A

We are subject to federal securities laws relating to our public communications. If any of our public communications are held to be in violation of such laws, we could be subject to potential liability. Investors in this offering should rely only on the statements made in this prospectus as supplemented to date in determining whether to purchase shares of our common stock.

From time to time, we or our representatives make public statements relating to our business and its prospects. Such communications are subject to federal securities laws. If any of our public communications are held by a court to be in violation of Section 5 of the Securities Act, we could be required to repurchase the shares sold to persons who received such communications before receiving a copy of this prospectus for a period of one year following the date of any violation determined by a court to have occurred. The repurchase price would be the original purchase price, plus statutory interest from the date of purchase. In the event that one or more of our public communications is claimed to have been made in violation of Section 5 of the Securities Act, we expect that we would contest such claim. Nevertheless, we cannot assure you that a court would agree with us in such instance. Accordingly, there is a risk that we could be subject to potential liability with respect to any Section 5 claim, and such liability may adversely affect our operating results or financial position. Investors in this offering should rely only on the statements made in this prospectus as supplemented to date in determining whether to purchase shares of our common stock.